Filed by Delta Corp Holdings Limited
Pursuant to Rule 425 under the Securities Act of 1933, and
deemed filed pursuant to Rule 14a-12 under the
Securities Exchange Act of 1934

Subject Company:
Delta Corp Holdings Limited
Commission File No. 333-274699

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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FORM 8-K

________________________

CURRENT REPORT
PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): March 7, 2024

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COFFEE HOLDING CO., INC.
(Exact Name of Registrant as Specified in its Charter)

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Nevada	001-32491	11-2238111
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)
3475 Victory Boulevard, Staten Island, New York	10314
(Address of Principal Executive Offices)	(Zip Code)

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Registrant’s telephone number, including area code (718) 832-0800

Not Applicable
(Former name or former address, if changed since last report.)

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Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange where registered
Common Stock, par value $0.001 per share	JVA	Nasdaq Capital Market

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter). ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act ☐

Introductory Note

As previously disclosed, on September 29, 2022, Coffee Holding Co., Inc, a Nevada corporation (the “Company,” or “JVA”), entered into a Merger and Share Exchange Agreement, by and among JVA, Delta Corp Holdings Limited, a Cayman Islands exempted company (“Pubco”), Delta Corp Holdings Limited, a company incorporated in England and Wales (“Delta”), CHC Merger Sub Inc., a Nevada corporation and wholly owned subsidiary of Pubco, and each of the holders of ordinary shares of Delta as named therein, which is referred to herein as the “proposed business combination.”

Item 7.01 Regulation FD Disclosure.

On March 7, 2024, the Company issued a press release (the “Press Release”) announcing that the registration statement on Form F-4 relating to the Company and Delta’s proposed business combination was declared effective by the Securities and Exchange Commission (“SEC”) on March 6, 2024. The Company will hold a special meeting at 12:00 p.m., Eastern Time, on Thursday, March 28, 2024, for consideration and voting on the approval of the business combination and its merger and share exchange agreement, dated September 29, 2022, as amended (the “definitive agreement”), and related proposals described in the registration statement’s proxy statement/prospectus.

A copy of the Press Release is furnished as Exhibit 99.1 to this Current Report on Form 8-K. The Press Release is intended to be furnished and shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933, as amended (the “Securities Act”), or the Exchange Act, except as expressly set forth by specific reference in such filing.

Important Information for Investors and Stockholders

This current report on Form 8-K is provided for informational purposes only and contains information with respect to the proposed business combination. This report does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval nor shall there be any sale of securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction. This report does not constitute a proxy statement, prospectus or any equivalent document. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act, as amended, or an exemption therefrom.

In connection with the proposed business combination, Pubco (named Delta Corp Holdings Limited or Delta Corp Holdings Ltd) has filed a registration statement on Form F-4 to the SEC (as amended, the “Registration Statement”), which has been declared effective and which includes a prospectus with respect to Pubco’s securities to be issued in connection with the proposed business combination and a proxy statement to be distributed to holders of the Company’s common stock in connection with the Company’s solicitation of proxies for the vote by the Company’s stockholders with respect to the proposed business combination and other matters described in the Registration Statement. The definitive proxy statement/prospectus will be mailed to the Company’s stockholders as of the record date beginning on or about March 7, 2024.

INVESTORS AND SECURITY HOLDERS OF THE COMPANY, PUBCO AND OTHER INTERESTED PERSONS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS THAT HAVE BEEN OR WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION. Security holders and other interested persons may obtain free copies of the Registration Statement, definitive proxy statement/prospectus, and other relevant material (in each case when available) at the website maintained by the SEC at www.sec.gov. or by directing a request to: Coffee Holding Co., Inc. 3475 Victory Boulevard, Staten Island, New York 10314, Attn: Andrew Gordon, Chief Executive Officer.

Certain Information Regarding Participants in the Solicitation

JVA, Delta, Pubco and each of their directors, executive officers and certain other members of management and employees may, under SEC rules, be deemed to be participants in the solicitation of proxies from the stockholders of JVA with respect to the proposed transaction and related matters. Information about the directors and executive officers of JVA, including their ownership of shares of JVA common stock, is included in the Registration Statement and the JVA’s Annual Report on Form 10-K for the year ended October 31, 2023, which was filed with the SEC on February 9, 2024. Additional information regarding the persons or entities who may be deemed participants in the solicitation of proxies from JVA stockholders, including a description of their interests in the proposed business combination by security holdings or otherwise, is included in the Registration Statement’s proxy statement/prospectus and other relevant documents filed or to be filed with the SEC by Pubco, or Coffee, when they become available. You may obtain free copies of these documents as described above.

Cautionary Note Regarding Forward-Looking Statements

This report contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other U.S. federal securities laws. All statements other than statements of historical facts contained in this report, including statements regarding JVA, Pubco or Delta’s future results of operations and financial position, JVA, Pubco and Delta’s business strategy, prospective costs, timing and likelihood of success, plans and objectives of management for future operations, future results of current and anticipated operations of JVA, Pubco and Delta, and the expected value of the combined company after the transactions, are forward-looking statements. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. These forward-looking statements are subject to a number of risks, uncertainties and assumptions, including, but not limited to, the following risks relating to the proposed transaction: the occurrence of any event, change or other circumstances that could give rise to the termination of the transaction agreement; the risk that the transaction may not be completed in a timely manner or at all, which may adversely affect the price of JVA’s securities; the occurrence of any event, change or other circumstances that could give rise to the termination of the transaction agreement; the inability to complete the transactions contemplated by the transaction agreement, including due to failure to obtain approval of the stockholders of JVA or other conditions to closing in the transaction agreement; the inability to obtain or maintain the listing of Pubco ordinary shares on Nasdaq following the transaction; the risk that the transactions disrupt current plans and operations of JVA as a result of the announcement and consummation of the transactions; the ability to recognize the anticipated benefits of the transactions, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth economically and hire and retain key employees; costs related to the transactions; changes in applicable laws or regulations; the possibility that JVA, Pubco or Delta may be adversely affected by other economic, business, and/or competitive factors; and other risks and uncertainties to be identified in the proxy statement/prospectus (when available) relating to the transactions, including those under “Risk Factors” therein, and in other filings with the SEC made by JVA and Pubco. Moreover, JVA, Pubco, and Delta operate in very competitive and rapidly changing environments. Because forward-looking statements are inherently subject to risks and uncertainties, some of which cannot be predicted or quantified and some of which are beyond JVA’s, Pubco’s or Delta’s control, you should not rely on these forward-looking statements as predictions of future events. Forward-looking statements speak only as of the date they are made. For these reasons, investors and other interested persons are cautioned not to put undue reliance on forward-looking statements. Neither JVA, Pubco, nor Delta undertake any obligation to update or revise these forward-looking statements, to reflect information, events, or otherwise after the date of this report, except as required by applicable law.

Item 9.01. Financial Statements and Exhibits.

(d) Exhibits.

Exhibit No.	Description
99.1	Press Release, dated March 7, 2024.
104	Cover Page Interactive Data File (embedded within the Inline XBRL document).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

COFFEE HOLDING CO., INC.
	By:	/s/ Andrew Gordon
	Name:	Andrew Gordon
	Title:	President and Chief Executive Officer

Date: March 7, 2024

Exhibit 99.1

COFFEE HOLDING CO., INC. ANNOUNCES SPECIAL MEETING OF STOCKHOLDERS TO
VOTE ON PROPOSED BUSINESS COMBINATION WITH DELTA CORP HOLDINGS LIMITED;
FORM F-4 DECLARED EFFECTIVE

STATEN ISLAND, N.Y., March 7, 2024 — (GLOBENEWSWIRE) — Coffee Holding Co., Inc. (Nasdaq:JVA) (“Coffee Holding” or the “Company”), a publicly traded integrated wholesale coffee roaster and dealer located in the United States, and Delta Corp Holdings Limited (“Delta”), a fully integrated global business engaged in logistics, fuel supply and asset management primarily servicing the international supply chains, today jointly announced that the registration statement on Form F-4 relating to their proposed business combination was declared effective by the Securities and Exchange Commission (“SEC”) on March 6, 2024. Coffee Holding will hold a special meeting at 12:00 p.m., Eastern Time, on Thursday, March 28, 2024, for consideration and voting on the approval of the business combination and its merger and share exchange agreement, dated September 29, 2022, as amended (the “definitive agreement”), and related proposals described in the registration statement’s proxy statement/prospectus. As previously announced, the proposed business combination provides that Coffee Holding and Delta will each become wholly owned subsidiaries of a newly created holding company incorporated under the laws of the Cayman Islands (“Pubco”).

Coffee Holding’s board of directors unanimously recommends that Coffee Holding stockholders vote “FOR” all of the proposals to be voted upon at the special meeting, including approval of the proposed business combination and definitive agreement.

Coffee Holding stockholders of record at the close of business on February 20, 2024 will be entitled to vote at the special meeting. Coffee Holding will commence mailing the definitive proxy statement/prospectus and related materials to its stockholders of record on or about March 7, 2024.

The registration statement on Form F-4 of Pubco, declared effective by the SEC on March 6, 2024, serves as both a proxy statement of Coffee Holdings (for the meeting of Coffee Holding stockholders) and as a prospectus (registering Pubco shares to be issued to Coffee Holding stockholders under the definitive agreement). A copy of the registration statement and its definitive proxy statement/prospectus is accessible on the SEC’s website at www.sec.gov.

Coffee Holding stockholders who need assistance in completing the proxy card, need additional copies of the proxy materials or have questions regarding the special meeting may contact Coffee Holding’s proxy solicitor, Alliance Advisors, LLC, by calling toll-free at 833-945-2702.

About Coffee Holding

Founded in 1971, Coffee Holding is a leading integrated wholesale coffee roaster and dealer in the United States and one of the few coffee companies that offers a broad array of coffee products across the entire spectrum of consumer tastes, preferences and price points. Coffee Holding’s product offerings consist of eight proprietary brands, each targeting a different segment of the consumer coffee market as well as roasting and blending coffees for major wholesalers and retailers throughout the United States who want to have products under their own names to compete with national brands. In addition to selling roasted coffee, Coffee Holding also imports green coffee beans from around the world which it resells to smaller regional roasters and coffee shops throughout the United States and Canada.

About Delta

Delta is a fully integrated global business engaged in logistics, fuel supply and asset management related services, primarily servicing the international supply chains of commodity, energy, and capital goods producers. Delta operates its business through three segments: Bulk Logistics, Energy Logistics and Asset Management. Delta’s Bulk Logistics division is an asset-light third-party logistics provider of freight forwarding, ocean transportation, mine-to-port, and related services connecting producers of commodities, agriculture products, capital goods and energy to end users. Delta’s Energy Logistics operations provides its customers with industry leading fuels, lubricants and carbon offset products with a focus on environmental impact. Delta also offers Asset Management services to the marine transportation and offshore oil and gas industries. Delta’s business model is asset-light, and its service offerings facilitate the global trade of energy, raw materials, intermediate goods, and agricultural products. Delta is a multinational business with offices throughout Europe, the Middle East, Africa and Asia. For more information, please see Delta’s website at www.wearedelta.com.

Additional Information and Where to Find It

In connection with the proposed business combination, Pubco (named Delta Corp Holdings Limited or Delta Corp Holdings Ltd) has filed a registration statement on Form F-4 to the SEC (as amended, the “Registration Statement”), which has been declared effective and which includes a prospectus with respect to Pubco’s securities to be issued in connection with the proposed business combination and a proxy statement to be distributed to holders of Coffee Holding’s common stock in connection with Coffee Holding’s solicitation of proxies for the vote by Coffee Holding’s stockholders with respect to the proposed business combination and other matters described in the Registration Statement. The definitive proxy statement/prospectus will be mailed to Coffee Holding’s stockholders as of the record date beginning on or about March 7, 2024.

INVESTORS AND SECURITY HOLDERS OF COFFEE HOLDING, PUBCO AND OTHER INTERESTED PERSONS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS THAT HAVE BEEN OR WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION. Security holders and other interested persons may obtain free copies of the Registration Statement, definitive proxy statement/prospectus, and other relevant material (in each case when available) at the website maintained by the SEC at www.sec.gov. or by directing a request to: Coffee Holding Co., Inc. 3475 Victory Boulevard, Staten Island, New York 10314, Attn: Andrew Gordon, Chief Executive Officer.

Participants in the Solicitation

Coffee Holding, Delta, Pubco and each of their directors, executive officers and certain other members of management and employees may, under SEC rules, be deemed to be participants in the solicitation of proxies from the stockholders of Coffee Holding with respect to the proposed transaction and related matters. Information about the directors and executive officers of Coffee Holding, including their ownership of shares of Coffee Holding common stock, is included in the Registration Statement and the Coffee Holding’s Annual Report on Form 10-K for the year ended October 31, 2023, which was filed with the SEC on February 9, 2024. Additional information regarding the persons or entities who may be deemed participants in the solicitation of proxies from Coffee Holding stockholders, including a description of their interests in the proposed business combination by security holdings or otherwise, is included in the Registration Statement’s proxy statement/prospectus and other relevant documents filed or to be filed with the SEC by Pubco, or Coffee, when they become available. You may obtain free copies of these documents as described above.

No Offer or Solicitation

This communication is for informational purposes only and does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of any securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such other jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Forward-Looking Statements

This press release contains certain forward-looking statements within the meaning of the federal securities laws with respect to the proposed transaction between Pubco, Coffee Holding and Delta. All statements other than statements of historical facts contained in this press release, including statements regarding Pubco’s, Coffee Holding’s or Delta’s future results of operations and financial position, Pubco’s, Coffee Holding’s and Delta’s business strategy, prospective costs, timing and likelihood of success, plans and objectives of management for future operations, future results of current and anticipated operations of Pubco, Coffee Holding and Delta, and the expected value of the combined company after the transactions, are forward-looking statements. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. These forward-looking statements are subject to a number of risks, uncertainties and assumptions, including, but not limited to, the following risks relating to the proposed transaction: the occurrence of any event, change or other circumstances that could give rise to the termination of the transaction agreement; the risk that the transaction may not be completed in a timely manner or at all, which may adversely affect the price of Coffee Holding’s securities; the occurrence of any event, change or other circumstances that could give rise to the termination of the

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transaction agreement; the inability to complete the transactions contemplated by the transaction agreement, including due to failure to obtain approval of the stockholders of Coffee Holding or other conditions to closing in the definitive agreement; the inability to obtain or maintain the listing of Pubco ordinary shares on Nasdaq following the proposed transaction; the risk that the proposed transaction disrupts current plans and operations of Coffee Holding as a result of the announcement and consummation of the proposed transaction; the ability to recognize the anticipated benefits of the proposed transaction, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth economically and hire and retain key employees; costs related to the proposed transaction; changes in applicable laws or regulations; the possibility that Pubco, Delta or Coffee Holding may be adversely affected by other economic, business, and/or competitive factors; and other risks and uncertainties identified in the proxy statement/prospectus (when available) relating to the proposed transaction, including those under “Risk Factors” therein, and in other filings with the SEC made by Pubco and Coffee Holding. There can be no assurance of the completion of the proposed business combination, nor subject to and following such completion, the realization of potential benefits of the proposed business combination. Moreover, Pubco, Delta and Coffee Holding operate in very competitive and rapidly changing environments. Because forward-looking statements are inherently subject to risks and uncertainties, some of which cannot be predicted or quantified and some of which are beyond Pubco’s, Delta’s and Coffee Holding’s control, you should not rely on these forward-looking statements as predictions of future events. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and, except as required by law, Pubco, Delta and Coffee Holding assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. None of Pubco, Delta or Coffee Holding gives any assurance that either Delta or Coffee Holding or Pubco will achieve its expectations.

For further information, contact:

Coffee Holding Co., Inc.

Andrew Gordon
President & CEO
(718) 832-0800

Delta Corp Holdings Limited

Joseph Nelson
Chief Financial Officer
Phone: +44 0203 753 5598
Email: ir@wearedelta.com

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